December 31, 2009

Mr. Amit Pande, Accounting Branch Chief

Securities and Exchange Commission

Washington, D. C.  20549

Dear Mr. Pande:

We received your letter dated December 17, 2009, requesting additional information related to our filings.  We will provide our response by January 15, 2010.  The holidays combined with vacations and the year end work loads have created a hardship in meeting the deadline outlined in your request.

Please contact me at 478-330-5811 if you have any comments regarding this request.

Sincerely,

/s/ Carol W. Soto

Carol W. Soto
Chief Financial Officer